UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in this Form 6-K Report

Launch of Amazon Cooperation and North America Market Entry

On June 29, 2026, Park Ha Biological Technology Co., Ltd. (the “Registrant”) announced significant progress in its global expansion by initiating cooperation with Amazon and commencing full-scale preparations for entry into the North American personal care market, marking a key milestone in the implementation of its global expansion strategy.

The Registrant is currently advancing four key workstreams in parallel: store qualification registration, Amazon brand registration enrollment, establishment of a compliance framework for the North American market, and the development of localized product operation strategies. These efforts are being executed efficiently and systematically, with overall progress advancing ahead of schedule.

The North American market—home to approximately 310 million annual active Amazon buyers, 82% of whom reside in the United States—represents the world’s largest and most mature personal care market. The Registrant’s entry into Amazon North America is a strategic move to deepen market presence, enhance international brand equity, and deliver scientifically formulated, cost-effective Eastern-inspired skincare products to a global audience.

The foregoing description is qualified in its entirety by the press release attached as Exhibit 99.1 to this Form 6-K.

Issuance of Press Release

On June 29, 2026, the Registrant issued a press release announcing the event described above. A copy of the press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not historical facts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Registrant believes that these assumptions were reasonable when made, they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Registrant’s control, the Registrant cannot assure you that it will achieve or accomplish these expectations. Actual results may differ materially from those anticipated. The Registrant undertakes no obligation to update or revise any forward-looking statements, except as required by law.

EXHIBIT INDEX

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated June 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: June 29, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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